

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2020

Dror Bashan
Chief Executive Officer
Protalix BioTherapeutics, Inc.
2 Snunit Street, Science Park
P.O. Box 455
Carmiel 2161401, Israel

> **Re: Protalix BioTherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 17, 2020**
> **File No. 333-237736**

Dear Mr. Bashan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Hirshberg, Esq.